Exhibit 21.1

Significant Subsidiaries of Akanda Corp.

Subsidiary	Jurisdiction
1371011 BC Limited	British Columbia, Canada
1468243 BC Limited	British Columbia, Canada
First Towers & Fiber Corp.	British Columbia, Canada